CONFIDENTIAL AND PROPRIETARY This presentation, including any supporting materials, is owned by Gartner, Inc. and/or its affiliates and is for the sole us e o f the intended Gartner audience or other intended recipients. This presentation may contain information that is confidential, proprietary or otherwise legally protected, and it may not be further copied, distributed or publicly displayed wi thout the express written permission of Gartner, Inc. or its affiliates. © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Gartner to Acquire CEB Creating the Leading Global Research and Advisory Company Serving All Major Functions in the Enterprise January 5, 2017 Filed by Gartner, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: CEB Inc. Commission File No.: 001 - 34849

1 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Forward - Looking Statements Additional Information and Where to Find It This communication is being made in respect of a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner will file with the SEC a Registration Statement on Form S - 4 that includes the preliminary proxy statement of CEB and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S - 4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of CEB. GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov . Copies of documents filed with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902 - 7747. Copies of documents filed with the SEC by CEB (when they become available) may be obtained free of charge on CEB’s website at www.CEBglobal.com or by directing a written request to CEB, Inc. care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209. Participants in the Merger Solicitation Each of Gartner, CEB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Gartner’s executive officers and directors is included in Gartner’s definitive proxy statement, which was filed with the SEC on April 11, 2016. Additional information regarding CEB’s executive officers and directors is included in CEB’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above. Cautionary Note Regarding Forward - Looking Statements This Current Report contains forward - looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward - looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: • failure of CEB stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement; • the risk that the businesses will not be integrated successfully; • the risk that synergies will not be realized or realized to the extent anticipated; • uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger; • the risk that required governmental approvals of the Merger will not be obtained; • the risk that Gartner following this transaction will not realize its financing or operating strategies; • litigation in respect of either company or the Merger; and • disruption from the Merger making it more difficult to maintain certain strategic relationships. The forward - looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10 - K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016 and those discussed in “Risk Factors” in the Registration Statement on Form S - 4 to be filed by Gartner with the SEC at a future date and in the documents which are incorporated by reference therein. The forward - looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward - looking statements, except as required by law.

2 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Speakers Gene Hall Chief Executive Officer Craig Safian Senior Vice President & Chief Financial Officer

3 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Driving Significant Shareholder Value See slide 25 for definitions of adjusted EPS, free cash flow and contract value A complementary combination delivering highly valued, unique insight and services to decision - makers across C - level functions and teams Immediately accretive to Gartner’s adjusted EPS and double - digit percent accretive to adjusted EPS in 2018 Targeting double - digit contract value growth for CEB by the third full year after closing Leveraging Gartner’s performance - driven leadership team and proven track record of operating at scale Significantly expands vast market opportunity to enhance long - term growth Combination expects to deliver long - term double - digit growth in revenues, earnings and free cash flow and maintain a strong balance sheet and liquidity profile

4 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. To provide high - value research & insights that address an enterprise’s mission - critical priorities Gartner’s Mission

5 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Serving Enterprise Functional Areas Gartner Today Acquisition of (2009) Organic Launch (2012) Foundation Of Gartner Finance Legal Supply Chain Marketing Human Resources Information Technology Sales

6 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. • Accelerate Growth • Expand Market Opportunity 2005 2017 2007 2009 2011 2013 2015 • Accelerate Growth Our Strong History of Strategic Acquisitions Contributes To Growth & Market Opportunity Expansion Accelerate Growth • Accelerate Growth • Expand Market Opportunity • Accelerate Growth • Expand Market Opportunity • Accelerate Growth • Expand Market Opportunity • Accelerate Growth • Expand Market Opportunity • Accelerate Growth • Expand Market Opportunity • Accelerate Growth • Expand Market Opportunity

7 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. CEB : An Industry Leader for Best Practice and Talent Management Insights For more than 30 years , CEB has leveraged the world’s strongest executive network ▪ Best practice and talent management insights across a range of business functions including Human Resources, Sales, Finance and Legal ▪ Talent Assessment Tools & Services ▪ Highly complementary business model fundamentals ▪ Strong recurring, subscription - based revenue model offering high visibility ▪ Strong cash flow conversion driven by negative working capital from upfront invoicing $ 951M LTM Adjusted Revenue $ 244M LTM Adjusted EBITDA 4,600+ Associates 10,000 + Global Enterprises 21,000 Members Worldwide See slide 25 for definitions of adjusted revenue and adjusted EBITDA

8 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. CEB: An Industry Leader for Best Practice and Talent Management Insights Clients Highly Value CEB’s Products & Services 1 x High quality products with high net promoter scores x Clients see strong and ongoing value from their subscriptions x Clients value all components of the offerings x Clients tend to increase usage over time 1 Source: CEB Customer Survey (9/16) done as a part of business due diligence

9 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Serving Enterprise Functional Areas Finance Legal Supply Chain Marketing Human Resources Gartner Today Information Technology Gartner With CEB Sales

10 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Highly Complementary Businesses Serving Decision Makers Across the Globe + + + + Analyst - driven, syndicated research and advisory services Best practice and talent management insights Delivering a comprehensive and differentiated suite of advisory services IT, Supply Chain and Marketing Human Resources, Sales, Finance and Legal Aligned to the mission - critical priorities of virtually all functional business leaders across every industry and size of enterprise worldwide Extensive market presence from Fortune 500 to the smallest businesses around the world Deep relationships with Fortune 500 and Fortune 2000 Expanding CEB existing offering into the mid - size enterprise segment Proven ability to operate on a global scale, track record of success and consistent double - digit growth Recurring revenue streams with opportunity to accelerate contract value growth Targeting double - digit contract value growth for CEB by the third full year after closing See slide 25 for definitions of contract value

CEB Supports Gartner's Strategy

	Gartner	CEB
Subscription-based, information services	✓	✓
Strong cash flow conversion	✓	✓
Functions	IT, Supply Chain, Marketing	HR, Sales, Finance, Legal
Revenues	$2.4B*	$951M*
Number of Associates	~9,000	4,600+
Enterprise Clients	10,000+	10,000+
Seatholders / Members	60,000+	21,000+

*Adjusted revenue for LTM ended September 30, 2016, CEB reflects adjusted revenue
See slide 25 for definition of adjusted revenue

11 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved.

Gartner

12 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. A Global Business with Enhanced Scale and Broader Expertise to Serve Enterprises Across All Sizes & Industries 100+ Countries 13,000+ Associates $ 3.3B Adjusted Revenue $ 693M Adjusted EBITDA $ 463M Free Cash Flow Human Resources Sales Finance Legal Information Technology Supply Chain Marketing Expanded Market Opportunity Combined Company Snapshot 1 1 Pro forma results for LTM ended September 30, 2016, See slide 25 for definitions of Adjusted Revenue, Adjusted EBITDA and Free Cash Flow

13 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Transaction Snapshot KEY TERMS ▪ Cash and stock transaction valued at ~$2.6B ▪ CEB shareholders will receive $54.00 in cash and 0.2284 Gartner common stock for each CEB share (total consideration of $77.25 per share 1 ) ▪ Consideration mix is approximately 70% cash and 30% Gartner stock ▪ Premium: ~31% compared to CEB’s VWAP over the past 30 days, ~41% compared to CEB’s VWAP over the past 60 days and ~25 % compared to CEB’s closing stock price on January 4, 2017 ▪ Enterprise value: $3.3B, including repayment of CEB’s existing net debt of $0.7B 2 POST - CLOSING OWNERSHIP ▪ 91% owned by Gartner shareholders ▪ 9% owned by CEB shareholders FINANCING ▪ A combination of cash on hand and fully committed debt financing from : ▪ Gartner’s existing credit facilities ▪ New Term Loan B facility ▪ New H igh - Yield notes ▪ Average expected borrowing costs of between 4.25 and 5.0% 3 ▪ Pro forma net leverage expected to be ~4.25x 4 pro forma EBITDA 5 (inclusive of cost synergies 6 ) ▪ Expect to quickly de - lever to ~3.0x gross leverage within 24 to 36 months post closing CONDITIONS AND EXPECTED CLOSE ▪ Subject to approval of CEB shareholders and satisfaction of customary closing conditions, including applicable regulatory approvals ▪ Expected to close in first half of 2017 1 Based on 1/4/17 closing price of Gartner stock 2 Based on 9/30/16 balance sheet 3 Subject to debt mix and market conditions 4 Based on estimated debt and cash balances at closing 5 Adjusted EBITDA LTM ended September 30, 2016 6 Includes $25 million of cost synergies See slide 25 for definition of adjusted EBITDA

14 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Balance Sheet and Capital Allocation Strategy ▪ The expected strong cash flow generation of the combined business allows us to rapidly de - lever our balance sheet ▪ Targeting ~3.0x gross debt to EBITDA within 24 - 36 months after closing ▪ Capital deployment strategy is unchanged ▪ Once we have reached our targeted leverage ratio, we will resume executing value enhancing initiatives focused on: ▪ Value creating acquisition opportunities ▪ Return of capital to shareholders through share repurchase program LTM adjusted EBITDA as of 9/30/16 See slide 25 for definition of adjusted EBITDA

15 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Attractive Short - and Long - Term Financial Benefits ▪ Expected to be immediately accretive to Gartner adjusted EPS (excluding synergies) ▪ Expect double - digit percent accretion to adjusted EPS in 2018 (excluding synergies) ▪ Expect annual cost synergies of ~$25 - 50 million starting in 2018 ▪ Targeting double - digit contract value growth for CEB by the third full year after closing Combined business expected to deliver sustainable double - digit growth in revenue, earnings and free cash flow over the long - term See slide 25 for definitions of adjusted EPS, free cash flow and contract value

16 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. ▪ O rganic market opportunity remains vast and untapped ▪ Technology decisions are impacting every organization around the world ▪ Cybersecurity, cloud, performance improvements, new sources of growth, etc. ▪ Clients rely on our unique and competitively differentiated insights ▪ Provide high client value, at very low cost ▪ Exited Q3 with improved momentum and achieved accelerated Total Contract Value growth in Q4 Gartner: Continue to Target 15 - 20% Growth in Research Track record of double - digit growth expected to continue See slide 25 for definition of contract value

17 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Expect to close transaction in 1H 2017 Roadmap to Completion Filings File Merger Proxy File Form S - 4 Regulatory Regulatory review Customary closing conditions Approvals CEB Shareholders Financing Complete new debt financing

18 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Leveraging Gartner’s Proven Practices and Global Scale to Accelerate CEB’s Growth Targeting double - digit contract value growth for CEB by the third full year after closing See slide 25 for definition of contract value Technology Insight Cost Synergies Apply Gartner’s proven p ractices and track record of operational, sales and service delivery execution Leverage Gartner’s global footprint and market presence Expand CEB’s existing products and services to a broader range of companies Improve retention metrics and sales productivity Invest and launch CEB products and services into mid - size enterprise market Distribute CEB products and services into new regions and markets

19 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. 75% 80% 85% 90% 95% 100% 105% Opportunity To Improve CEB’s Wallet Retention Targeting double - digit contract value growth for CEB within three years after closing Applying Gartner’s proven best practices is expected to benefit CEB’s retention metrics and sales productivity See slide 25 for definitions of Gartner and CEB segment wallet retention metrics September 2016 88% 104% +16 pts

20 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Revenue Breakdown by Geography (Version 2) Leveraging Gartner’s Global Footprint and Market Reach Opportunity to distribute CEB products and services into new regions and markets North America International North America International Segment Full year 2015 See slide 25 for definition of adjusted revenue

21 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Product Expansion Opportunities Global Enterprise (>$5B revenue; >10,000 employees) Large Enterprise ($1 - 5B revenue; >1,000 employees) Supply Chain Marketing Information Technology Human Resources Sales Finance Legal Midsize Enterprise ($50M - 1 B revenue; 100 - 999 employees) New Research & Advisory Services/ Accelerate CEB Offering Research & Advisory Best Practice & Talent Management Insights Major Functions

22 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. 150 408 Normalized EBITDA ($M) Earnings per Share ($) Total Revenue ($M) 2011 2010 2009 2014 2013 2008 2007 2015 2006 2012 0.50 2.39 2012 2011 2010 2006 2015 2007 2008 2014 2009 2013 2,163 2015 2014 2006 2011 2008 1,037 2013 2012 2009 2010 2007 NOTE: 2013 - 2015 Normalized for Acquisition and Integration Charges 2015 2014 2013 2012 2011 2010 2009 2008 2007 2006 Free Cash Flow ($M) 2 85 316 Gartner’s Proven Track Record of Success See slide 25 for definitions of normalized EBITDA and free cash flow Free Cash Flow ($M) 316 85

23 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Driving Significant Shareholder Value See slide 25 for definitions of adjusted EPS, free cash flow and contract value A complementary combination delivering highly valued, unique insight and services to decision - makers across C - level functions and teams Immediately accretive to Gartner’s adjusted EPS and double digit percent accretive to adjusted EPS in 2018 Targeting double - digit contract value growth for CEB by the third full year after closing Leveraging Gartner’s performance - driven leadership team and proven track record of operating at scale Significantly expands vast market opportunity to enhance long - term growth Combination expects to deliver long - term double - digit growth in revenues, earnings and free cash flow and maintain a strong balance sheet and liquidity profile

24 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. ®

25 CONFIDENTIAL AND PROPRIETARY I © 2017 Gartner, Inc. and/or its affiliates. All rights reserved. Definitions Adjusted Revenue is calculated as revenue excluding the impact of the deferred revenue fair value adjustment. CEB Segment Contract Value is calculated at the end of the quarter, as the annualized revenue attributed to all agreements in effect on such date, without regard to the remaining duration of any such agreement. CEB Segment Contract Value does not include the impact of Personnel Decision Research Institution, Inc. (PDRI). Free Cash Flow is defined as Cash from operations less capital expenditures. Adjusted EBITDA refers to net income (loss), excluding: provision for income taxes; interest expense, net; debt modification costs; net non - operating foreign currency gain (loss); loss on other investments, net; equity method investment loss; depreciation and amortization; business transformation costs, the impact of the deferred revenue fair value adjustment; acquisition related costs; CEO non - competition obligation; restructuring costs and share - based compensation. Normalized EBITDA is calculated as GAAP operating income excluding stock - based compensation expense, depreciation and amortization, accretion on obligations related to excess facilities, and acquisition and integration charges. Adjusted EPS represents GAAP diluted earnings per share adjusted for the impact of certain items directly - related to acquisitions. The adjustment items consist of the amortization of identifiable intangibles, incremental acquisition and integration charges related to the achievement of certain performance targets and employment conditions, as well as legal, consulting, retention, severance and other costs, and non - cash fair value adjustments on pre - acquisition deferred revenues. Gartner Wallet Retention represents a measure of the amount of contract value we have retained with clients over a twelve month period. Wallet retention is calculated on a percentage basis by dividing the contract value of clients, who were clients one year ago, by the total contract value from a year ago, excluding the impact of foreign currency exchange. Wallet retention is calculated at an enterprise level, which represents a single company or client. Free Cash Flow is defined as Cash from operations less capital expenditures plus acquisitions and integration payments. Total Contract Value represents the value attributable to all of our subscription - related research contracts. It is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to the duration of the contract. Total contract value primarily includes Research deliverables for which revenue is recognized on a ratable basis, as well as other deliverables (primarily Events tickets) for which revenue is recognized when the deliverable is utilized. CEB Segment Wallet Retention Rate is calculated as the total current year segment Contract Value from prior year members as a percentage of the total prior year segment Contract Value. The CEB segment Wallet retention rate does not include the impact of Personnel Decision Research Institution, Inc. (PDRI).